Amended

[redacted]

DD 5/11/15

SECUR 15026424 ION

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ANNUAL AUDITED REPORT FORM X-17A-5 /A PART III

MAY 08 2015

SEC FILE NUMBER
8- 69211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DECKER & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

855 OAK GROVE, SUITE 209
(No. and Street)

MENLO PARK	CA	94025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DENNIS AZARY (415)671-7606
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROPPER ACCOUNTANCY CORPORATION
(Name – *if individual, state last, first, middle name*)

2977 YGNACIO VALLEY ROAD, #460	WALNUT CREEK	CA	94598
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ty 5/12

OATH OR AFFIRMATION

I, DENNIS AZARY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DECKER & CO., LLC, as of DECEMBER, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

NENITA M. BELL
Commission # 1993589
Notary Public - California
San Francisco County
My Comm. Expires Oct 10, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DECKER & CO, LLC

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members
of Decker & Co, LLC
Menlo Park, California

We have audited the accompanying financial statements of Decker & Co, LLC (a California corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Decker & Co, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Decker & Co, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Decker & Co, LLC's financial statements. The supplemental information is the responsibility of Decker & Co, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 12, 2015

professional, personalized, service.

DECKER & CO, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash and cash equivalents	$	627,112
Clearing deposit		250,132
Accounts receivable		385,544
Prepaids and deposits		6,326
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $28,799		16,152
Total assets	$	1,285,266

LIABILITIES AND COMPANY EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	11,914
Total liabilities		11,914
Company equity:		
Contributed capital, net of accumulated withdrawals		2,019,925
Cumulative earnings		(746,573)
Total company equity		1,273,352
Total liabilities and company equity	$	1,285,266

The accompanying notes are an integral part of these financial statements.

DECKER & CO, LLC

STATEMENT OF OPERATIONS

For the year ended December 31, 2014

Revenue:	
Commissions income	$ 2,493,462
Miscellaneous income	76
Total revenue	2,493,538
Expenses:	
Clearing charges	241,170
Non-Brokerage expenses	375,278
Payroll related expenses	713,968
Rent expense	22,080
Professional fees:	
Legal	5,376
Tax and accounting	38,728
Audit fees	10,000
Consulting services	108,975
PR fees	26,750
Professional study and training	1,031
Insurance	84,551
Travel, meals and entertainment	366,541
Marketing and advertising	2,180
Office expense	63,167
Regulatory fees	6,445
Data and computer expenses	224,134
Bank fees	1,775
State taxes	6,814
Depreciation	14,984
Total expenses	2,313,947
Net income	$ 179,591

The accompanying notes are an integral
part of these financial statements.

DECKER & CO, LLC

STATEMENT OF CHANGES IN EQUITY

For the year ended December 31, 2014

	Contributed Capital, net	Accumulated Earnings	Total
Balance, December 31, 2013	$ 2,019,925	$ (362,368)	$ 1,657,557
Prior period adjustments	-	(563,796)	(563,796)
Balance, as restated, December 31, 2013	2,019,925	(926,164)	1,093,761
Net income	-	179,591	179,591
Member contribution	-	-	-
Members distributions	-	-	-
Balance, December 31, 2014	$ 2,019,925	$ (746,573)	$ 1,273,352

The accompanying notes are an integral part of these financial statements.

DECKER & CO, LLC

STATEMENT OF CASH FLOWS

For the year ended December 31, 2014

Net income	$ 179,591
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation (accumulated amortization) expense	14,984
Changes in assets and liabilities:	
(Increase) decrease in operating assets:	
Increase in accounts receivable	(249,512)
Increase in clearing deposit	(76)
Increase in lease deposits and prepaid expenses	8,936
Increase (decrease) in operating liabilities:	
Increase in accounts payable and accrued liabilities	2,297
Increase in deferred revenues	-
Net cash used in operating activities	(43,780)
Cash flows from investing activities:	
Sale of investments	54,625
Net cash provided by investing activities	54,625
Net increase in cash and cash equivalents	10,845
Cash and cash equivalents, beginning of year	616,267
Cash and cash equivalents, end of year	$ 627,112

The accompanying notes are an integral part of these financial statements.

1. Organization and Summary of Significant Accounting Policies

Description of Business

Decker & Co, LLC (the "Company") was organized in the State of Delaware on October 31, 2012. The Company is currently registered as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Security Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the offer and execution by foreign broker dealers under a chaperone agreement under SEC Rule 15a-6 to eligible investors, introduction to foreign issuers for exchange traded foreign securities, for the indirect distribution of research on foreign securities and for acting as an agent for domestic securities transactions for its clients.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3, the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting wherein income is recognized as earned and expenses are recognized when incurred.

Fees and Commissions

It is not the policy of the Company to include the brokerage fees charged by the Company's foreign broker partners as an expense, or the equivalent amount of brokerage commissions charged to clients to cover these fees as revenue. In 2014, these charges totaled $1,943,314 paid to foreign brokers. During 2014, Decker's clients generated total commissions of $4,436,776, which includes both commissions of $2,493,462 paid to Decker, as well as commissions of $1,943,314 that customers paid to emerging market brokers.

Estimates

The Company prepares its financial statements in conformity with generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include all highly liquid investments with maturity of three months or less at the date of acquisition.

The Company maintains cash balances at one institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2014, the Company's cash balance exceeded the FDIC insured limit by $376,362.

Accounts Receivable

Most of the accounts receivable consist of commission income billed as of December 31, 2014.

Revenue Recognition

Revenue is recorded when securities transactions are confirmed by contra parties as to having been executed (trade date). Other non-securities income is recorded as earned when services are rendered.

2. Members' Equity

Pursuant to the operating agreement dated October 31, 2012 and subsequent amendments, Decker & Co, LLC had capital contributions of $2,019,925, with net equity of $1,273,352 as of December 31, 2014. See note 8 for prior period adjustment to member's equity.

3. Net Capital Requirement

As a registered broker and dealer in Securities, the Company is subject to the Securities Exchange Commission Uniform Net Capital Rule (Rule 15c3-1).

The Company's ratio of aggregate indebtedness to net capital as defined in the Uniform Net Capital Rule was approximately .0138 to 1 at December 31, 2014. Aggregate indebtedness and net capital change from day to day. The Company is required to maintain a ratio of less than 15 to 1. At December 31, 2014, the Company had net capital as defined of $865,329, which exceeded the minimum requirement of $5,000. The Company must maintain a minimum net capital of 120% of the minimum required capital to avoid interim reporting requirements.

4. Exemption From Rule 15c3-3

The Company is exempt from certain provisions of Rule 15c3-3 since it does not clear transactions in securities or hold customer funds or securities. The Company carries no margin accounts and promptly transmits all customer funds, delivers all customer securities and will not otherwise hold funds or securities of customers.

5. Income Taxes

There is no federal income tax liability for the Company at December 31, 2014. As a Limited Liability Company ("LLC") the Company is a flow-through-entity similar to a partnership.

In 2014, $6,814 was recognized for California Franchise Tax expense. The California tax is based on gross receipts.

6. Leases or Lease Commitment

Total rent expense for 2014 was $22,080, with a monthly rent of $1,840.

On November 23, 2012, the Company entered into a lease agreement with the following are terms:

6. Leases or Lease Commitment, continued

855 Oak Grove, Suite 209, Menlo Park, CA	Gross Lease Amount 2014	Monthly Payment (Gross)
December 2012 to November 2015	$ 22,080	$ 1,840

The operating lease commitment on the office space is as follows:

2015 (through November 30, 2015)	$ 21,032

7. Fixed Assets

At December 31, 2014, the fixed assets were as follows:

Furniture and equipment	$ 44,951
Depreciation of furniture and equipment	(28,799)
Net furniture and equipment	16,152
Net leasehold improvements	-
Total fixed assets and leasehold improvements	$ 16,152

Furniture and equipment is depreciated on a straight-line basis over 3 to 7 years.

8. Prior Period Adjustment

During 2013, the Company incurred and capitalized $391,469 of business startup costs. It was determined during the audit that the startup costs incurred should have been expensed in order to be in compliance with FASB ASC 720. During the year ended December 31, 2013, $26,098 had been expensed and the remaining $365,371 was written off to comply with generally accepted accounting principles. The write-off was recorded as a prior period adjustment to correct an accounting error. The adjustment to Members' Equity is included on the Statement of Members' Equity (page 4).

In addition, as of December 31, 2013, the Company had accounts receivable in the amount of $198,424 that was earned in 2013. An adjustment to accounts receivable in the amount of $198,424 was necessary to reflect that this income had been posted to the Statement of Operations as of December 31, 2013, and no longer receivable as of December 31, 2013.

9. Subsequent Events

Management has evaluated subsequent events through March 12, 2015, the date on which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

DECKER & CO, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

Net capital:		
Total member's capital		$ 1,273,352
Deductions and/or charges:		
Non-allowable assets:		
Other assets	408,023	
Haircut adjustments		-
Total deductions and/or charges		(408,023)
Net capital		$ 865,329
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accounts payable	11,914	
Total aggregate indebtedness (A.I.)		$ 11,914
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of A.I.)		$ 794
Minimum dollar requirement		$ 5,000
Excess net capital		$ 860,329
Net capital less greater of 10% of A.I. or 120% of minimum dollar requirement		$ 859,329
Ratio: Aggregate indebtedness to net capital		1.38%

Reconciliation of above net capital to FOCUS Report filed:

	Aggregate Indebtedness	Net Capital	Ratio AI/NC
Per submitted computation	$ -	$ 877,243	-
Change in unbooked liabilities	11,914	(11,914)	
Per statements as finalized	$ 11,914	$ 865,329	0.0138

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

office location
2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

mailing address
2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Members
Decker & Co, LLC
Menlo Park, California

We have reviewed management's statements, included in the accompanying Exception Report Pursuant to SEC Rule 17A-5, in which (1) Decker & Co, LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2) (i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 12, 2015

DECKER & Co
EMERGING MARKETS SPECIALIST

Decker & Co, LLC Exemption Report

Decker & Co, LLC (the "Company") is a register broker-dealer subject to Rule 17a-5, promulgated by the Securities and Exchange Commission (17.C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.15c3-3(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions of §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2014, without exception.

I, Andrew Dailey, swear or affirm that to my best knowledge and belief, this Exemption Report is true and correct.

Signature:

Title: COO

Date: February 25, 2015

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 230
Walnut Creek, CA 94598
(925) 932-3860 tel

2977 Ygnacio Valley Rd, PMB 460
Walnut Creek, CA 94598
(925) 476-9930 efax

www.cropperaccountancy.com

INDEPENDENT AUDITORS' REPORT ON APPLYING AGREED-UPON PROCEDURES TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Board of Members
Decker & Co, LLC
Menlo Park, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Decker & Co, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating Decker & Co, LLC's compliance with the applicable instructions of Form SIPC-7. Decker & Co, LLC's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for that period, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation
CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
March 12, 2015

professional. personalized. service.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*********1247******************ALL FOR AADC 940
069211 FINRA DEC
DECKER & CO LLC
855 OAK GROVE AVE STE 209
MENLO PARK CA 94025-4429

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,763

B. Less payment made with SIPC-6 filed (exclude interest) (2,745)

March 2 2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 3,018

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 3,018

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Decker + Co.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 27th day of February, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,546,371
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	241,170
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	241,170
2d. SIPC Net Operating Revenues	$ 2,305,201
2e. General Assessment @ .0025	$ 5,763

(to page 1, line 2.A.)